GlobeChat

Technology | Software | Entertainment | Artificial Intelligence | Immigrant

GlobeChat is a patented app instantly translating languages in 200 countries!

GLOBECHAT.COM SAN JUAN CAPISTRANO CALIFORNIA


GlobeChat™
Login
Sign Up
Connect with Facebook



Our vision is to provide a global network allowing people to easily connect with others anywhere in the world. At a time in our history where division and differences are spotlighted by social networks and the media, our passion is to unite people worldwide by shifting the focus instead to commonalities and shared interests.

Kevin Strom CEO @ GlobeChat

Why you may want to support us...

1. US Patent # 9985922: A message sent in one language translated to multiple recipients simultaneously
2. US Trademark # 4994376: "GlobeChat" is a registered Trademark
3. $1M+ raised outside of Wefunder
4. Champion - 2016 Tech Coast Angeles Startup Competition (#1 of 120 companies)
5. Finalist - 2016 Startup Battle in London, UK (#2 of 350 companies globally)
6. Presenter - 2016 WebSummit in Lisbon, Portugal & Phocuswright Travel Conference in Los Angeles, CA
7. Comparably Awards 2017 - Best Teams Marketing, Best Company Los Angeles & Best Company eNPS score
8. Comparably Awards 2018 - Best Company Diversity, Best Company Los Angeles & Best CEO Los Angeles

Why investors ❤ us

WE'VE RAISED $1,152,249 SINCE OUR FOUNDING



Since the inception of our startup program in 2013, KiwiTech has reviewed tens of thousands of startups, and has elected to take an equity stake in about 100 of those companies. We are very selective of where we invest and GlobeChat was an easy decision. They are a company with magnetic leadership, a clear vision, and a highly disruptive technology with the unique ability to reach the entire planet. GlobeChat is on a mission to fundamentally change the dynamics of global communications - to connect people and business without the limitations of languages or borders. This is a company with incredible growth potential and we are excited about its future.

Neal Gupta

KiwiTech CFO and Kiwi Ventures Managing Partner, Investor in GlobeChat



My name is Jason Bui . I love to invest thanks.

Jason Franklin Bui

Jason Bui is a cosmetologist operator in Oklahoma City



I'm from the ICT industry, and I truly love travel too, around the world, of course. Pls try to make this a great success! True support from my heart, from Thailand :)

Tipyada Sricharoen

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kevin Strom

CEO

Vice President of Customer Experience at Intellivision. CEO of the popular global app WeWorld. Former Government, Education and Sales Director at AT&T. Former Managing Director at Red Sky Media. Traveled to six continents and over 60 Countries.



David Baxter

CTO

Software Developer with Rosetta Stone. Former Senior Software Engineer with the University of California San Diego. Former Software Engineer for the DoD. Former Software Engineer with Duke, Humana & UHC. B.S. Computer Science from San Joaquin Delta.



Slade Simpson

CCO

Director of Product Innovation and Design at Intellivision. Former Director of Engineering for Design Central, with research, design, and development of nearly 50 hardware-based products in the medical, industrial, and consumer electronics spaces.



Shauna Podruzny

Director of Marketing

Former Founder of Blossom Lounge Toronto. Former Owner & Creative Director of Millennium Dance Complex in partnership with Sony Music Canada. Guest speaker on Beauty and Fashion Television shows. Former Board of Directors Pan American Games Toronto.



Thomas Jones
Director of Business Development
CEO of Castar App. Actor with credits including a role in the Luke Cage series. CEO of IME Films. Former NFL running back & Top 25 all-time rusher with the Kansas City Chiefs, New York Jets, Chicago Bears, Tampa Bay Buccaneers & Arizona Cardinals.



Sky Powell
Director of Business Development
Co-Founder and Head of Product Marketing & Operations of Castar App. Co-Founder & Managing Partner of AMG Fleet Services. Director of Marketing & Operations at boutique creative marketing agency SkyQuality Entertainment.



Jason Petrini
Brand Ambassador
Channel Sales for Datto. Former Co-Founder of Studio Marketing. Former Partner at Chance Entertainment. Former President at My Three Son Family Fun Center.



Azad Virk
Business Attorney
Lead GlobeChat Business Attorney from Stradling Yocca Carlson & Rauth in Newport Beach, California.



Andrew Kimmel
Patent Attorney
Lead GlobeChat Patent Attorney and Partner at Knobbe Martens Olson & Bear LLP in Irvine, California.

In the news

Downloads

- GlobeChat.pdf
- GlobeChat One Pager.jpg

GlobeChat 2021 Vision

The Problem

We are disconnected and divided!

Existing language translation solutions are limited to one-to-one communications, and are either expensive or highly inconvenient: human translators; online cut and paste translation; voice translation software; translation mobile applications; and wearable solutions. Language creates natural barriers between people and cultures, preventing meaningful social and business connections. We live in world that in theory is global, and yet the multitudes of interesting cultures rarely intersect, leaving us with only brief and random glimpses of far away people and places. Ultimately we live our lives, have our daily routines, and are never exposed to all the beauty and opportunity the world has to offer.

Existing social networks are no longer neutral and arbitrary platforms, with the companies instead choosing sides, injecting bias, and fueling division. These companies show clear favoritism in regards to social and political issues by making the concious and intentionally decision to pick and choose the information people are allowed to view. Personal opinions contradicting this bias are selectively banned from public view, labeled as "independently fact checked", "inappropriate" and "misinformation". Social networks have become platforms for hostility, creating a toxic and superficial environment for young people. How can we truly be connected when the next generation is viewing the world through a microscope as opposed to a telescope. Advertisers and social users have responded with a mass exodus from the existing platforms, leaving by the millions seeking alternatives, and these alternatives are scarce and fragmented.

The Solution

World's first multilingual simultaneous translation platform!

We have developed a fun and simple app called "GlobeChat" which allows even the most non-technical users to easily chat and share content worldwide. Our app is available in 200 countries, 60 languages, and the focus is on global experience, connection, and engagement.

GlobeChat is the world's first and only multi-lingual software which translates languages instantly and automatically to all members of a group, even if everyone speaks a different language. We have been awarded a patent for our innovative language translation technology, which dramatically simplifies global communication, while completely eliminating geographic and cultural boundaries.

We connect people based on advanced filter searches that include, age, gender, occupation, hobbies, interests, political views, and more. Searches are global and can be very broad or very specific, based on the preference of the individual user. GlobeChat is intended to bring people together from all corners of the world based on shared interests and commonalities.

GlobeChat is a fully social and political neutral platform that respects and values free speech. We do not takes sides by applying our personal bias to the platform and opinions will not be censored. Our app offers a platform for the user to positively engage with people in different cultures and demographics.

We are a California-based company and the privacy of our user data is a priority.


globechat

Founders Story

Travel is my passion. I love meeting new people, learning about foreign cultures, visiting historical sites and seeing the world through the eyes of other people. When traveling, it was extremely frustrating to not have the ability to meet locals and communicate. And, for those I did meet while traveling, keeping in contact when returning home to the United States was virtually impossible. I would stay in touch by cutting and pasting from Google translate, then sending emails, however over time and the busy nature of our lives, these beautiful new friendships began to fade and the connections eventually and inevitably disappeared. I wanted to create a platform that provided the ability to easily communicate with anyone in the world. A solution that was simple and automated and allowed for real-time communications. Leveraging my extensive background in the telecom industry, I got started designing the platform. I diagrammed on paper what the network might look like to and how it would function. My first question was, “How do I make this as easy for the user as possible, where they won’t have to think about anything other than simply sending their message?”

Instant Translation in 60 Languages

The GlobeChat platform translates languages real-time in more than 60 languages providing for seamless global interaction. Each person receives messages automatically in their own native language regardless of the language of the sender.

Chat Privately or Broadcast Publicly

Families, friends and business owners can chat easily and privately across the world with instantly translated messages. Travelers, influencers, actors, athletes, musicians and politicians have the ability to broadcast videos and share photos with a global audience. Whether you are a private person, public person, or both, the GlobeChat platform is right place for you!



Find Common Interests Worldwide

Users can easily filter others globally based on age, gender, religion, political affiliation, education, career, interests, commonalities and more with the search results immediately displayed. GlobeChat is dedicated to connecting people based on shared interests, regardless of where they live or the language they speak! If a person loves video games, they can now connect and converse with gamers in 200 countries! If a person loves cooking, they can now share recipes with foodies in 200 countries! If a person is a doctor or nurse, they can now connect with peers in 200 countries! With 1000s of selectable filters on GlobeChat, the possibilities and search combinations are infinite!


Inès
837K Global Followers
FOLLOW
CONNECT
Inès
Paris, France
837K Global Followers
NATIVE LANGUAGE
French
CAREER
Designer
Freelance
FAVORITE ANIMALS
Cats
Turtles
Dolphins
FOLLOW
CONNECT

Revenue Model

This current round of funding is dedicated exclusively to company growth and revenue generation. GlobeChat utilizes a standard freemium model. Users will have access to a wide range of basic free features on the application. However to have content featured, 4X larger sized posts on the global wall, providing direct links to the user's other social media accounts, and a customized bio section, the user must subscribe to a premium membership.



Premium Account
UPGRADE FOR EPIC FEATURES!
SUPER SOCIAL
link your social accounts so people around the world can discover and follow you
UPGRADE NOW!
Premium Account
UPGRADE FOR EPIC FEATURES!
INSTANT INFLUENCE
with all these perks and translated DMs, engage with your global following like never before
UPGRADE NOW!

The premium membership is a reasonable $4.99 per month. We calculate that ~4% of downloads will ultimately result in a premium membership. Therefore, 100,000 downloads will result in ~4,000 premium memberships. $4.99 X 4,000 premium users = $19,800 per month of revenue. $19,800 gross revenue minus the 30% App Store fee of $5,940 results in a net pre-tax revenue of $13,860. So for every 1M downloads on GlobeChat, the company will net pre-tax ~$138,600 of monthly revenue and ~$1,663,200 of annual revenue.

Longer term, additional revenue will be generated through language, location and interest based advertising specific to each individual user's filter selections, as well as through non-intrusive advertising placement on our global wall.



global
following
search

Competitors vs. GlobeChat

GlobeChat is truly global: Chat with 60 people in 60 different languages in real-time

We have created a unique and innovative niche within one of the hottest technology growth markets in the world. GlobeChat allows individuals and groups in nearly every country to discover and interact with people globally right from their mobile device. Our app translates multiple languages concurrently, which means a message sent in English to 60 people in 60 countries would be instantly translated and received in 60 different languages!

We are a company in the right place at the right time, with a solid technology protected by a patent and a name protected by a trademark! The social and chat market is wide open and growing for all, both big and small, and a rising tide lifts all boats. What we've successfully accomplished is to combine the best elements of our competitors, then add a patented multilingual simultaneous translation engine with search filter capability. We provide the ability to search people anywhere on the planet based on thousands of specific filters. Our users have the ability to request for example, "I want to search every female in the world between 28 and 44, who speaks Italian, likes to travel, enjoys wine, classical music, romantic comedies, cars, and yoga." When they hit enter on their search, GlobeChat then filter searches everyone on the planet that fits within that description and displays the results. Finally a global application that is truly and uniquely global!

Launch Party! You are invited!

We have a launch party scheduled in Los Angeles in very early 2021! All investors are invited! Too far to travel to attend in person? Global Pandemic restricting your mobility? No problem! We will be broadcasting the event live to all our investors through a private link which we will provide! So pour a glass of wine, get settled on your couch, then join in the celebration from anywhere in the world!

Investor Q&A

– COLLAPSE ALL

What does your company do?

GlobeChat is a fun and simple mobile app that allows users to easily share content and engage with others in over 60 languages. Our app is the world's first and only multilingual software that translates instantly to all members of a group chat, even if everyone speaks a different language. GlobeChat connects people based on advanced filter searches that include, age, gender, occupation, hobbies, interests, political views, and more.

Where will your company be in 5 years?

We envision a world where there are no communication barriers between cultures. GlobeChat unifies people throughout the world, regardless of where they live or the language they speak. By removing language barriers, GlobeChat will be the basis of a world connected by similarities in age, gender, career, politics, music, sports, and all manner of hobbies and interests. Acquistion targets are numerous - but the real end game is a platform that truly connects the world.

Why did you choose this idea?

Our vision is to provide a global network allowing people to easily connect with others anywhere in the world. At a time in our history where division and differences are spotlighted by social networks and the media, our passion is to unite people worldwide by shifting the focus instead to commonalities and shared interests.

How big is the market?

Chat applications represent some of the fastest growing digital properties in the world - messaging apps are the platform of the future. Snap, which is a company not making any money yet, is now worth more than Delta, Target, CBS, Activision Blizzard, eBay, General Mills, Marriott and 378 of the companies in the S&P 500. With the rise of messaging apps and bots, the way we use social media throughout the world to share and interact is fundamentally changing. Social media is transitioning from one-to-many communication towards one-to-one communication. Most social activity in 2020 and beyond will no longer occur in public, it will instead continue to transition to private groups and messaging apps. This represents a significant shift in social media from the timelines and news feeds typified by Facebook and Twitter to one-to-one messaging beginning to dominate social media. In 2015 messaging apps surpassed social networks in terms of monthly actives users and in the years since the gap continues to widen.

What's new about what you're making? How is it different?

Patent Number
US Patent #9985922

Patent Title “System and Method for Multi Lingual Networking and Communication”

Summary (1) A message sent in one language to multiple recipients simultaneously, each of which instantly receive the message in their own language. (2) The ability to search anyone, anywhere in the world, very narrowly or very broadly, based on thousands of individual and unique filters.

Publication Date / May 2018
Patent Attorneys Knobbe Martens in Irvine, CA

GlobeChat is also a Registered Trademark
US Trademark #4994376

Who are your competitors? How are you different?

GlobeChat is most closely aligned with chat messaging applications WhatsApp (USA $41B Valuation), WeChat (China $83B Valuation) and LINE (Korea $9B Valuation). The explosive growth and expansion of these competitors is fueling and propelling the growth of the messaging marketplace as a whole and we are simply riding the wave. We celebrate the success and growth of our competitors as we know a competitor today could very well be our acquiring company tomorrow. We are new and there is still plenty of space for us to individually grow within our own unique niche before we start stepping on any toes, so our immediate focus is dedicated to our own success.

According to Blake Cahill, Global Head of Digital Marketing & Media at Royal Philips: "...mobile phone messaging apps were used by 1.4B consumers and eMarketer predicts that...the number of chat app users worldwide will reach 2B, representing 80% of smartphone users worldwide. In a nutshell, it’s only a matter of time before everyone and their granny, in practically every country on the planet, are using IM... The future of commerce and customer service could well be a hybrid of IM as it steadily becomes our primary way to interact with companies, buy things, provide service and build loyalty. As the big players (and the many smaller innovators) continue to expand and develop the platforms’ potential, it’s safe to say we’re only at the beginning of what looks to be a long and interesting road."

What makes GlobeChat different from WhatsApp, WeChat, Line and all the other larger chat messaging platforms is that we are the first to truly connect the dots globally between countries and cultures as opposed to isolated social pods. Our patented multilingual simultaneous chat translation feature and our innovative global filtering capability make us highly unique. And now, we simply need to grow.

Why invest in GlobeChat?

Snapchat's Founder Evan Spiegel now has a higher net worth than Richard Branson and twice that of Oprah Winfrey. Plain and simple... the upside in chat messaging is massive. Imagine having the opportunity to have invested early in Facebook or Snapchat. There will always be risks associated with investing in startups. That being said, how often do you have an opportunity to invest in companies with this amount of potential prior to an IPO?

What’s your cash flow?

We currently have $5,000 cash in hand with a monthly burn rate of $200, which is the absolute bare minimum needed to operate this business. The employees of this company to date have not received any salary. We dedicate all our limited financial resources directly into the business to maximize our long-term probability for success. We will be a cash flow positive company when we hit 4,000 premium users. We anticipate ~4% of downloads will result in a premium subscription, which means our revenues will begin to outpace our expenses at around ~100,000 downloads.

What was the light bulb moment for GlobeChat?

Travel is my passion. I love meeting new people, learning about foreign cultures, visiting historical sites and seeing the world through the eyes of other people. When traveling, it was extremely frustrating to not have the ability to simply meet locals and communicate. And, for those I did meet while traveling, keeping in contact when returning home to the United States was virtually impossible. I wanted to create a platform that simply allowed the ability to easily communicate with anyone in the world.

I got started designing the platform back in 2011. I diagrammed on paper what the network might look like to and how it would function. My first question was, “How do I make this as easy for the user as possible, where they won’t have to think about anything other than simply sending their message?”

Since I had spent 15 years working in telecom at AT&T, I didn’t have specific experience with startups, so I started a search for programmers and developers to bring the idea to reality. It was definitely a learning process along the way, and the company had to reset a couple times before it finally grew roots.

And now in 2020, GlobeChat is in a full sprint and stacked from top to bottom with all-star talent. We are a team of ten, assisted by a large network of interns scattered throughout the world. The company vibe is positive, optimistic and enthusiastic. There is strength and experience at every position at GlobeChat and we are highly enthusiastic for the upcoming launch.

Would you consider GlobeChat a social network?

We would describe GlobeChat as a worldwide social and business communication platform combining the best elements of WhatsApp, WeChat, Instagram, YouTube and Google Translate. The largest social network in the world by a wide margin is Facebook with 2+ billion users, however the network is not a single unified platform as it is comprised of multitudes of smaller sub-groups. It is extremely rare on Facebook to communicate with someone in another country, or even your own country, that speaks a different language. Humans naturally gravitate and congregate with others within their geographic area, within their own culture, and within their own primary language. What we have accomplished at GlobeChat is to successfully connect all the sub-groups of the world into one single network by bridging the boundaries distance, culture and language.

How accurate is your translation service?

The leaders in the language translation space are Bing and Google, and we currently utilize the Bing Translate API, layering on top our patented method for multilingual simultaneous language translation. The translation accuracy varies form language to language, however I would describe the overall experience as excellent. Even in instances when the translations are not perfect, the message in conveyed and understood nearly every time. As the translation accuracy continues to evolve and improve across the board for both Bing and Google, GlobeChat by default will also improve.

Two additional translation advantages for GlobeChat:

First, we are primarily a short messaging service, and the accuracy of short messages is substantially higher than messages sent in full sentences or paragraph format, as short messages are generally simple, direct and to the point;

Second, we have incorporated auto-spell check for all 60 languages we support to help ensure the sent words are spelled correctly. Correctly spelled sent words result in correctly spelled translated words for the recipient(s) of the messages.

How does GlobeChat plan to make money?

Our prior funding round was dedicated to the design, development and implementation of our technology. Mission accomplished as the application is nearly complete with the global product launch scheduled for January 2021.

This current round of funding is dedicated to company growth and revenue generation. GlobeChat utilizes a freemium model. Users will have access to a wide range of basic free features on the application. However to access the ability to have content featured, 4X larger sized posts on the global wall, providing direct links to the user's other social media accounts, and a customized bio section, the user must subscribe to a premium membership. The premium membership is a reasonable $4.99 per month.

We calculate that ~4% of downloads will ultimately result in a premium membership. Therefore, 100,000 downloads will result in ~4,000 premium memberships. $4.99 X 4,000 premium users = $19,800 per month of revenue. $19,800 gross revenue minus the 30% App Store fee of $5,940 results in a net pre-tax of $13,860. So for every 1M downloads on GlobeChat, the company will net pre-tax ~$138,600 of monthly revenue and ~$1,663,200 of annual revenue.

Longer term, revenue will be generated through language, location and interests based advertising specific to each individual user's filter selections, as well as through non-intrusive advertising placement on our global wall.

What does the world look like when GlobeChat is successful?

GlobeChat is successful when we no longer focus on topics that often separate and divide us as humans, such as culture, religion, politics and language. The focus instead turns to common mutual interests, and the conversation is no longer regional, it is global.

What do you understand that your competitors don't?

We are simply in the right place at the right time, with a technology protected by a patent. The social and chat market is wide open and growing for all, both big and small, and a rising tide lifts all boats. What we've accomplished is to combine the best elements of our competitors, then add a patented multilingual simultaneous translation engine and patented search filter.

We provide the ability to search people anywhere on the planet based on thousands of specific filters. Our users have the ability to request for example, "I want to search every single female in the world between 28 and 44, who speaks Spanish, likes to travel, enjoys wine, classical music, romantic comedies, yoga, and is employed as a nurse." When then user then hit enter, our app filter technology searches everyone on the planet that fits within that description, and then displays the results.

Why choose crowdfunding to raise money?

Crowdfunding allows us to raise the capital needed to accelerate the expansion of GlobeChat, while building a network of global advocates who share our vision and passion of connecting people throughout the world. WeFunder allows people from all over the world the ability to share in our growth and success.

Financials

GlobeChat has financial statements ending March 31 2020. Our cash in hand is $1,800, as of September 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100/month.

At a Glance

Fiscal Year Ends March 31

$0
Revenue

-$42,934
Net Loss

$0
Short Term Debt

$0
Raised in 2020

$1,800
Cash on Hand
As of 09/ 4/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We envision a world where there are no communication barriers between cultures. GlobeChat unifies people throughout the world, regardless of where they live or the language they speak. By removing language barriers, GlobeChat will be the basis of a world connected by similarities in age, gender, career, politics, music, sports, and all manner of hobbies and interests. Acquisition targets are numerous - but the real end game is a platform that truly connects the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

GlobeChat, Inc. was incorporated in the State of Delaware in March 2016.

Since then, we have:

- Champion - 2016 Tech Coast Angeles Startup Competition (#1 of 120 companies)

- Received a US Patent for "The System and Method of Multilingual Networking and Communications" which defines ending an instantly translated message in one language to multiple recipients simultaneously.

- Received a US Trademark for "GlobeChat"

- Finalist - 2016 Startup Battle in London, UK (#2 of 350 companies globally)

- $1M+ raised outside of Wefunder

Historical Results of Operations

Our company was organized in March 2016 and has limited operations upon which prospective investors may base an evaluation of its performance. The software has been significantly enhanced and the company has been fully rebranded in 2020.

- *Revenues & Gross Margin.* For the period ended March 31, 2020, the Company had revenues of $0 compared to the year ended March 31, 2019, when the Company had revenues of $0
- *Assets.* As of September 4th, 2020, the Company had total assets of $1,800, including $1,800 in cash.
- *Net Loss.* The Company has had a net loss of $0 for the fiscal year ended March 31, 2020.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended March 31, 2019 and $0 for the fiscal year ended March 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $1,011,635 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

GlobeChat, Inc. cash in hand is $1,800, as of September 4th, 2020 . Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100/month, for an average burn rate of $100 per month. Our intent is to be profitable in 12 months. In the next 90 days we will be launching our social app, and will be charging $4.99 per user, per month, for our premium option. We anticipate ~4% of downloads of the application will result in a paid premium membership. While we cannot guarantee it, we believe that our revenues will increase but our expenses will remain the same for the next 6 months.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -5,938%

Earnings per Share: -$0.00

Revenue per Employee: $0

Cash to Assets: 100%

Revenue to Receivables: ~

Debt Ratio: 0%

GlobeChat GAAP 2019 2020.pdf

Taxes 2015 GlobeChat .pdf

GlobeChat Inc. Financial Statements- Reviewed 2017 .pdf

GlobeChat Inc. Financial Statements- Reviewed 2016 .pdf

GlobeChat Inc. Financial Statements- Reviewed.pdf

Risks

1. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

2. GlobeChat, Inc. has made certain assumptions about the chat marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, GlobeChat has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. GlobeChat, Inc. diligently researches publicly-available information and initiatives of competitors. changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

3. GlobeChat, Inc., has created an innovative and unique user experience combining the best elements of our competitors. Our Intellectual Property and primary technological differentiator in the marketplace titled "The System and Method for Multi-Lingual Networking and Communication" is currently an approved US Patent. This innovative patent puts us in a position of strength within the marketplace, however others may attempt to copy our technology, at which point we will need to defend our IP. The enhance our chances for success and in addition to the patent, we intend to wisely utilize funding to achieve the objective of scaling the company quickly, as success and sustained growth is the best deterrent to competition.

4. The technology sector, in which GlobeChat, Inc. operates, is a highly competitive market, where competition risks are significant. To succeed, we must be able to respond quickly to changes in consumer and market preferences. GlobeChat, Inc will continue to work diligently in anticipating market shifts and respond accordingly to actions by competitors.

5 The United States Patent and Trademark Office has approved both our trademark, as well as out patent for The "System and Method for Multi-Lingual Networking and Communication" which was submitted by, and in the name of, Kevin Strom, the Founder of GlobeChat. Although the patent is in the name of the inventor Kevin Strom, it is 100% owned by the company and being used entirely and exclusively towards the success of GlobeChat.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kevin Strom	CEO @ GlobeChat	2016

Officers

OFFICER	TITLE	JOINED
Slade Simpson	CCO	2020
Kevin Strom	Founder, CEO, President, Secretary	2016
David Baxter	CTO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kevin Strom	Series A Voting Common Stock: 10,000,000 Series B Nonvoting Common Stock: 8,457,240	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
05/2018	$103,454	SAFE
04/2016	$876,499	Priced Round
04/2015	$172,296	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$100,000	GlobeChat Live limited feature functionality. Prioritized minimal enhancements to existing functionality. Monthly fees to Include Amazon WebServices, Translator API, Quickblox Video Calling, Google Places API, Google Maps, Time Zone API, Open Weather Map API, Authy/Twilio verification codes, ongoing technical support & legal.
$250,000	GlobeChat Live full feature functionality. Prioritized enhancements to existing functionality. Limited full-time internal technical team additions. Limited marketing and advertising. Monthly fees to Include Amazon WebServices, Translator API, Quickblox Video Calling, Google Places API, Google Maps, Time Zone API, Open Weather Map API, Authy/Twilio verification codes, ongoing technical support & legal.
$500,000	GlobeChat Live full feature functionality. Full enhancements to existing functionality. Limited full-time internal technical team additions. Limited marketing and advertising campaign. Monthly fees to Include Amazon WebServices, Translator API, Quickblox Video Calling, Google Places API, Google Maps, Time Zone API, Open Weather Map API, Authy/Twilio verification codes, ongoing technical support & legal.

$750,000	GlobeChat Live full feature functionality. Full enhancements to existing functionality. Substantive full-time internal technical team additions. Substantial marketing and advertising campaign. Monthly fees to Include Amazon WebServices, Translator API, Quickblox Video Calling, Google Places API, Google Maps, Time Zone API, Open Weather Map API, Authy/Twilio verification codes, ongoing technical support & legal.
$1,000,000	GlobeChat Live full feature functionality. Full enhancements to existing functionality. Substantive full-time internal technical team, marketing manager, social media manager and key staff additions. Impactful marketing and advertising campaign. Monthly fees to Include Amazon WebServices, Translator API, Quickblox Video Calling, Google Places API, Google Maps, Time Zone API, Open Weather Map API, Authy/Twilio verification codes, ongoing technical support & legal.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series B Non Voting Common Stock	20,000,000	10,083,800	No
Series A Voting Common Stock	20,000,000	10,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.